EXHIBIT 99.1

Electra Announces US$5 Million Financing

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

TORONTO, Oct. 25, 2024 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce that it has received a non-binding term sheet from the holders of the existing secured notes issued by the Company on February 13, 2023 (the “Existing Notes”) for a financing transaction (the “Financing”) which would result in gross proceeds to the Company of US$5 million. These funds will enable the Company to initiate certain early works and winter preparations at the Ontario Refinery project site in Temiskaming Shores, Ontario, as well as being used for general corporate purposes.

“Given our objective of resuming construction shortly upon completing the project financing package, part of our preparations for the final phase of construction of North America’s only cobalt sulfate refinery is initiating some early works before winter sets in,” said Electra CEO, Trent Mell. “This liquidity strengthens our balance sheet as we work to complete this package, and we are grateful for our lenders’ ongoing support of our business plan.”

“Reducing heavy reliance on China in the EV materials supply chain continues to be a focus for North American policymakers,” Mell continued. “Electra’s Refinery is expected to be the first of its kind in North America, with the potential, when operating at full utilization, to produce enough cobalt sulfate for one million electric vehicles each year.”

The Financing will consist of the offer and sale of secured convertible notes (the “Notes”) in the principal amount of US$4 million and US$1 million of common shares (each, a “Share”) at a price of US$0.543 per Share. The Notes will be issued together with 4,545,454 detachable common share purchase warrants (each, a “New Warrant”) entitling the holders to acquire an equivalent number of common shares at a price of C$1.00 per share for a period of twenty-four months following issuance. The Notes will rank pari passu to the Existing Notes, will bear interest at a rate of 12.0% per annum, payable quarterly in cash, and will mature on November 12, 2027. The Notes will also be guaranteed by substantially all of the Company’s subsidiaries and will be secured on a first lien basis by substantially all of the assets of the Company and its subsidiaries. At the option of the holder, the Notes will be convertible into common shares at an effective conversion price of US$0.62445 per share, representing a 15% premium to the price of the Shares issuable in connection with the Financing.

Conversion of the Notes and the New Warrants will be restricted to the extent it will result in a holder owning more than 9.9% of the outstanding common share capital of the Company.

The completion of the Financing is subject to a number of conditions and uncertainties, including the completion of customary definitive documentation and receipt of any required regulatory approvals. All securities to be issued in connection with the Financing will be subject to restrictions on resale in accordance with applicable securities laws. No finders’ fees or commissions are payable in connection with the Financing. The term sheet for the Financing is non-binding, and there is no guarantee that the Company or the holders of the Existing Notes will complete the financing on the terms described in this release or on any other terms.

The securities to be issued have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable U.S. state securities laws, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with completion of the Financing, the holders of the Existing Notes intend to waive certain existing events of default regarding the non-payment of interest under the Existing Notes and failure to register the resale of the common shares issuable pursuant to the terms of the Existing Notes and the Existing Warrants (as defined below) and to defer payment of all outstanding interest amounts until February 15, 2025, at which point all deferred interest amounts will be payable in cash.

Subject to completion of the Financing and receipt of any required regulatory approvals, the Company also intends to the amend the terms of an aggregate of 10,796,054 outstanding share purchase warrants (the “Existing Warrants”). The Existing Warrants were issued in connection with the offering of the Existing Notes on February 13, 2023, and are currently exercisable at a price of C$1.00 until February 13, 2028.

Under the proposed amendments to the Existing Warrants, the exercise price will be reduced to C$0.85 per Share. In addition, the Existing Warrants will be amended to include a revised acceleration clause such that the term of the Existing Warrants will be reduced to thirty days in the event the closing price of the common shares on the TSX Venture Exchange exceeds C$0.85 by twenty percent or more for ten consecutive trading dates, with the reduced term beginning seven calendar days after such ten consecutive-trading-day period. Upon the occurrence of an acceleration event, holders of the Existing Warrants may exercise the Existing Warrants on a cashless basis, based on the value of the Existing Warrants at the time of exercise, subject to compliance with the policies of the TSX Venture Exchange.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements, including statements in this release about the terms of the Financing and related waivers and changes to the Existing Notes and Existing Warrants. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.